Exhibit 11.2

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion, in the joint proxy statement and offering circular constituting part of this Regulation A Offering Statement on Form 1-A, of our Fair Market Value Business Valuation as of April 30, 2016, for Stratford Bancshares, Inc. and Subsidiary, which appears as Appendix C in such joint proxy statement and offering circular.

/s/ WIPFLI LLP

Wausau, Wisconsin

March 16, 2017